                         Bernard Chaus, Inc. letterhead

Mr. George Ohsiek, Jr., Branch Chief                              March 14, 2005
Division of Corporation Finance
Securities Exchange Commission
Washington, D.C. 20549

                       Re: Bernard Chaus, Inc. (the "Company")
                           Form 10-K for the year ended June 30, 2004
                           Filed September 28, 2004

Dear Mr. Ohsiek:

We are in receipt of your letter dated February 16, 2005 with regard to the
Company's Form 10-K for the fiscal year ended June 30, 2004. The following are our responses to the comments:

General

1.   Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future periodic filings, as applicable.

     The Company will include the requested additional disclosure or other revisions in future periodic filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results
of Operations

Results of Operations, page 10

2.   Please expand your discussion of consolidated gross margin for the years presented to include, where practicable, quantification and analysis of the factors you identify as contributing to changes in gross margin. For example, you refer to S.L. Danielle and Cynthia Steffe divisions as reasons for increase in gross profit dollars but do not quantify amounts.
     Similarly, you attribute the decline in gross margin percentage to the
     "Chaus" product lines sold but do not provide a discussion or analysis of this factor to allow a reader to understand the significance of sales mix on gross margin for the period, or the specific reasons why sales mix resulted in a decline in gross margin. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

     The Company will include an expanded discussion of gross margin in future periodic filings as requested.

                                      -2-

Financial Condition, Liquidity and Capital Resources, page 12

3.   Please revise your Management's Discussion and Analysis to explain why there were material changes in your accounts receivable and payable. Expand your discussion of changes in operating cash flows on page 12 to indicate if management expects operating cash flows in 2005 to resemble 2004. See item 303 of Regulation S-K.

     The increase in the Company's accounts receivable of $9.0 million was primarily due to a change in the mix of customers, relative to the prior year, to a mix consisting of customers with typically longer payment terms, such as discounters. To a lesser extent, the increase also resulted from an increase in sales of $6.4 million during the fourth quarter of fiscal 2004 as compared to the same quarter in fiscal 2003. The decrease in accounts payable of $4.8 million was primarily attributable to lower inventories in fiscal 2004 as compared to fiscal 2003 and the timing of payment for purchases of inventory. The decrease was also due to a change in the mix of suppliers, with the Company purchasing higher levels of raw materials than in prior periods, which require earlier payments. A greater portion of the
     Company's inventory purchases requires the Company to purchase raw materials. The Company does not currently anticipate that these changes in accounts receivable or accounts payable will adversely affect its cash flows for the balance of fiscal 2005. The Company will explain any material changes in its accounts receivable and payable in future filings. The
     Company will also expand its discussion of changes in operating cash flows in future periodic filings, as appropriate, to discuss the impact of any such changes on its cash flows.

Notes To Consolidated Financial Statements

General

4.   Please tell us whether you offer any customer incentives in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, and other consideration. If so, please disclose the statement of income line item in which each of these types of consideration is included. Additionally, disclose how you account for your allowances related to your volume-based programs. See EITF 00-22 and 01-09.

     The Company offers trade discounts and considers these discounts, as well as allowances for returns, allowable customer markdowns and operational charge backs in its revenue recognition accounting. As disclosed in Note 2,
     Summary of Significant Accounting Policies - Revenue Recognition and
     Accounts Receivable, these items are recorded as a reduction of net revenues when sales are recorded and are based upon seasonal negotiations, historical deduction trends, net of expected recoveries and the evaluation of current market conditions.

                                      -3-

     The Company also offers a minor amount of cooperative advertising allowances (approximately $356,000, $316,000 and $616,000 for fiscal years
     2004, 2003 and 2002, respectively). Cooperative advertising allowances were recorded as advertising expenses and were included in selling, general and administrative expenses in the period in which the costs were incurred because the allowances met the conditions in EITF 01-09. Specifically, the
     Company receives an identifiable benefit (advertising for the Company's products) in exchange for the cooperative advertising allowances. That benefit is sufficiently separable from the retailer's purchase of the
     Company's products because the Company could have purchased that advertising from another party that does not purchase the Company's products. Therefore, the first condition of the model is met. The Company obtains documentation of all advertising performed that includes the
     Company's products. The second condition of the model is also met because an estimate of the fair value of the advertising benefit is made. As a result, because that fair value is equal to or greater than the allowance, the allowance should be characterized as a cost incurred when recognized in the Company's statement of operations.

     The Company will disclose the amount of cooperative advertising allowances included in the statements of operations in future periodic filings. The
     Company does not offer coupons, rebates, slotting fees, payments under buy down agreements, or other consideration. The Company does not offer allowances for volume-based programs.

Note 2. Significant Accounting Policies

Credit Terms, page F-7

5.   Please revise to clarify whether you account for your receivables that are factored with recourse, as a sale pursuant to paragraph 9 of SFAS 140 or a secured borrowing. Also tell us how cash flows related to this arrangement are recorded on the statements of cash flows.

     As disclosed in Note 2, Significant Accounting Policies - Credit Terms, "At
     June 30, 2004, approximately 95% of the Company's accounts receivable was non factored." "Receivables related to sales of Cynthia Steffe product lines continue to be factored." We do not have any receivables that are factored with recourse.

     As discussed in SFAS 140, paragraph 112, "Factoring arrangements are a means of discounting accounts receivable on a nonrecourse, notification basis. Accounts receivable are sold outright, usually to a transferee (the factor) that assumes the full risk of collection, without recourse to the transferor in the event of a loss. Debtors are directed to send payments to the transferee. Factoring arrangements that meet the criteria in paragraph
     9 shall be accounted for as sales of financial assets because the transferor surrenders control over the receivables to the factor."

     We considered the guidance in SFAS 140, including the criteria in paragraphs 9 and 112, and concluded that the Company's factoring arrangement with CIT should be accounted for as a sale. Our footnote disclosures included information about the amount due from

                                      -4-

     factor at June 30, 2004. We will clarify our disclosures with respect to accounts receivable that are factored in our future period filings and will include "Due from factor" as a separate line item in our consolidated balance sheets and cash flow statements.

     Cash flows related to the factoring arrangement are recorded in the statements of cash flows in operating activities in changes in accounts receivable in accordance with SFAS 95.

Inventories, page F-8

6.   We note a substantial amount of your products are manufactured overseas and merchandise in transit is included in inventory. Please expand your policy to state when you record inventory and take title and assume risk of loss.

     The majority of the Company's inventory purchases are shipped FOB shipping point from the Company's suppliers. The Company takes title and assumes the risk of loss when the merchandise is received at the boat or airplane overseas. The Company records inventory at the point of such receipt at the boat or airplane overseas. The Company will expand its disclosure of this policy to state when we record inventory and take title and assume risk of loss in future periodic filings.

Shipping and handling costs, page F-10

7.   Please tell us if you charge customers for shipping and handling costs. If so, disclose where you record amounts billed to customers. See paragraph 5 of EITF 00-10.

     For the majority of its business, the Company does not charge customers for shipping and handling costs. In fiscal 2004 and prior years, shipping and handling costs that were charged to customers were deminimus (i.e. $39,000 or 0.025% of net revenues for fiscal 2004; $15,000 or 0.01% of net revenues for fiscal 2003; and $32,000 or 0.02% of net revenues for fiscal 2002) and were recorded as a reduction to the Company's shipping and handling costs, a component of selling, general and administrative expenses, at the time of billing to the customer. On a prospective basis, we will classify shipping and handling costs charged to customers as a component of net revenues in accordance with EITF 00-10. We will also disclose the classification of shipping and handling revenue in future periodic filings.

Note 3. Inventories, page F-11

8.   Please be advised that the inventory write down due to obsolescence establishes a new cost basis and should not be presented as a reserve. See
     Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB. We assume the company is presenting the reserve for informational purposes only and that you do not increase the cost basis of inventory items after a

                                      -5-

     reserve has been recorded. Please confirm whether our understanding is correct and clarify in future filings. Additionally, if the sale of inventory previously written-down resulted in the recognition of gross margin in excess of your typical margin and the effects were material to reported results of operations, please provide appropriate MD&A disclosure.

     As disclosed in Note 2, Summary of Significant Accounting Policies -
     Inventories, the Company establishes reserves for slow moving and aged merchandise based on historical experience and current product demand. Once the reserves are established, the Company does not thereafter increase the cost basis of the inventory. We will clarify our inventory disclosures in future periodic filings. The Company will disclose inventory at its new adjusted cost basis, rather than at its initial cost basis, and eliminate the presentation of reserves in future periodic filings.

     The Company has not recognized any material gains in gross margin on the sale of inventory that was previously written down during fiscal years
     2004, 2003 or 2002. The Company will include appropriate MD&A disclosures in future periodic filings of any material gains in gross margin to the extent that such gains are realized in future periods.

Note 4. Fixed Assets, page F-11

9.   Please breakout computer hardware and software line items in this table to match the disclosure of the useful lives of our fixed assets on page F-10.

     We will revise our fixed assets table to breakout computer hardware and software as separate line items as detailed below and will include the table in this format in future periodic filings.

     (In thousands)                                 June 30, 2004  June 30, 2003

     Computer hardware and software                       $ 4,126        $ 3,237
     Furniture and equipment                               10,224         10,151
     Leasehold improvements                                10,494         10,025
                                                           ------         ------
                                                           24,844         23,413
     Less: Accumulated depreciation and amortization       20,632         19,621
                                                           ------         ------
     Fixed assets - net                                   $ 4,212        $ 3,792
                                                          =======        =======

Note 5. Income Taxes, page F-12

10.  Please disclose the portion of your operating loss carry-forwards related to the exercise of nonqualified stock options. See paragraph 48 of SFAS
     109.

     None of the operating loss carry-forwards relate to the exercise of nonqualified stock options.

                                    * * * * *

                                                 Very truly yours,

                                                 /s/ Barton Heminover
                                                 -----------------------
                                                 Barton Heminover
                                                 Chief Financial Officer